Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the years ended December 31, 2020 and 2019. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Additional information relating to us, including our Annual Report and Annual Information Form, as well as other public filings, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at February 25, 2021.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

All currency figures reported in the consolidated financial statements and in this document are in US dollars, unless otherwise specified. Effective January 1, 2020, we adopted the US dollar as our functional and presentation currency. Refer to the “Change in Accounting Policies” section below for details.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including chronic cough and chronic pruritus;

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to complete additional clinical Phase 1 trials with BLU-5937;

•	our expectations to release topline results in the fourth quarter of 2021 for our Phase 2b SOOTHE clinical trial of BLU-5937 for the treatment of patients with refractory chronic cough and conduct an interim analysis in mid-2021, the results of which we may use to initiate planning activities for Phase 3 clinical trials;

•	our expectations to release topline results in the fourth quarter of 2021 for our Phase 2 BLUEPRINT clinical trial of BLU-5937 for the treatment of patients with chronic pruritus associated with atopic dermatitis;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to patient population, pricing and labeling, and the impact of our enrichment strategy on labeling;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937;

•	our expectations regarding the potential once-daily dosing with extended-release formulation for BLU-5937 and our aim to begin prototype development of the BLU-5937 once-daily formulation in 2021;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

•	our estimates and assessment of the potential markets (including size) for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market;

•	our estimates and projections regarding potential pricing for BLU-5937 and how such pricing compares to other P2X3 inhibitors;

•	our estimates and projections regarding the size of the total addressable global refractory chronic cough market and associated P2X3 revenue potential;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and commercialization of our product candidates, including BLU-5937;

•	our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the COVID-19 pandemic and its impact on our business;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	the accuracy of our belief that selective P2X3 inhibitors have an improved tolerability profile compared to the most advanced P2X3 receptor inhibitor in development, Merck & Co.’s gefapixant;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	that the timeline and costs for our preclinical and clinical programs are not incorrectly estimated or affected by unforeseen circumstances;

•	the successful development of once daily dosing with extended release formulation for BLU-5937;

•	our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 inhibitors;

•	accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

•	accuracy of our estimates and projections regarding potential pricing for BLU-5937, including parity to other P2X3 inhibitors;

•	accuracy of our estimates and projections regarding the size of the total addressable global refractory chronic cough market and associated P2X3 revenue potential;

•	the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 program in refractory chronic cough within the anticipated timeframe;

•	absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

•	accuracy of our expectations regarding label indication for BLU-5937 in refractory chronic cough and the potential to expand the use of P2X3 inhibitors on all refractory chronic cough patients;

•	absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the COVID-19 pandemic and other health risks;

•	the effectiveness of COVID-19 containment efforts, including the implementation of vaccination programs and gradual recovery of global environment and global economic conditions;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	our expectations regarding our status as a passive foreign investment company;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See “Risk Factors” section in this MD&A. Should one or more of the risks, uncertainties or other factors outlined in this MD&A materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our lead product candidate, BLU-5937, is an investigational product that is a highly selective antagonist of the P2X3 receptor, a target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. We believe these hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and potentially large market opportunities. We believe BLU-5937’s characteristics observed in our preclinical studies and Phase 1 and 2 clinical trials position it for development as a potential competitive treatment option in the P2X3 antagonist class. We initiated two trials in the fourth quarter of 2020 including SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in refractory chronic cough (“RCC”) patients and BLUEPRINT, a Phase 2 proof-of-concept trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with atopic dermatitis (“AD”).

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol “BLU”.

BUSINESS OVERVIEW

2020 Highlights

Initiated the Phase 2b SOOTHE clinical trial of BLU-5937 in patients with RCC in December 2020.

•	Topline results from the SOOTHE trial are expected in the fourth quarter of 2021.

•	An interim analysis using a predefined efficacy and probability threshold is expected to be performed in mid-2021, once 50% of participants have completed the study.

•	Phase 2b SOOTHE trial population enriched for participants with cough frequency above 25 coughs/h at baseline.

Initiated the Phase 2 BLUEPRINT clinical trial of BLU-5937 in patients with chronic pruritus associated with AD in December 2020.

•	Topline results from the BLUEPRINT trial are expected in the fourth quarter of 2021.

Announced topline results from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with RCC in July 2020.

•	The RELIEF trial achieved proof-of-concept in reducing cough frequency in RCC patients including statistically significant and clinically meaningful reductions in two pre-specified sub-group analyses of participants with baseline awake cough frequency of ≥20 coughs/hour (80% of trial participants) and ≥32 coughs/hour (50% of trial participants).

•	Numerical differences in favor of BLU-5937 were also observed in the whole study (intention-to-treat) population; however the trial did not meet its primary endpoint in this population.

•	BLU-5937 was well tolerated and showed an adverse event profile comparable to placebo. The taste disturbance adverse events were limited to 10% or less, confirming the hypothesis that BLU-5937 has a favorable adverse event profile compared to the first generation P2X3 antagonist. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.

Completed a $40.3 million offering in October 2020.

•	In October 2020, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of $40.3 million.

Acquired full ownership of the intellectual property rights to BLU-5937 and related P2X3 antagonists in March 2020.

•	In March 2020, we acquired all of the remaining BLU-5937 and related P2X3 antagonists intellectual property rights from adMare BioInnovations’ NEOMED Institute and now own 100% of BLU-5937 and related P2X3 antagonists intellectual property with no future payments due.

Appointed Ramzi Benamar as Chief Financial Officer.

•	In December 2020, we appointed Ramzi Benamar to the role of Chief Financial Officer. Mr. Benamar brings to BELLUS Health extensive experience in corporate strategy, finance and operations.

Ended the year with cash, cash equivalents and short-term investments totaling $98.3 million.

BUSINESS SECTION

Our Pipeline

We are evaluating BLU-5937 in RCC and chronic pruritus associated with AD, as identified in the following pipeline table:

BLU-5937 for Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency and severity, as well as to improve quality of life in RCC patients.

In December 2020, we initiated SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in refractory chronic cough patients, enriched for higher cough frequency patients.

Following a Type C meeting with the U.S. Food and Drug Administration ("FDA") in November 2020, we decided to proceed with our planned Phase 2b SOOTHE trial in patients with RCC.

In July 2020, we announced topline results from our Phase 2 RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in RCC patients. Numerical differences in favor of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. Clinically meaningful and statistically significant reductions in cough frequency were observed in two pre-specified sub-group analyses including participants with baseline awake cough frequency of ≥20 coughs/hour (80% of trial participants) and ≥32 coughs/hour (50% of trial participants).

Chronic cough, our lead indication for BLU-5937, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having refractory chronic cough. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disruption of social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough. Available treatment options are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough hypersensitivity is the primary etiology.

Ongoing Phase 2b SOOTHE Clinical Trial

On December 8, 2020, we announced that the first participant has been dosed in the Phase 2b SOOTHE trial of BLU-5937. Topline data from SOOTHE is expected in the fourth quarter of 2021. An interim analysis is expected to be performed in mid-2021, once 50% of participants have completed the study.

The SOOTHE trial is a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and safety of three doses of BLU-5937 (12.5 mg, 50 mg and 200 mg BID) in 300 participants. Two hundred and forty participants with a baseline awake cough frequency of ≥25 coughs per hour are expected to be randomized across four arms (1:1:1:1) evaluating the three active doses and placebo in the main study. Treatment arms will be stratified to balance the number of participants per treatment group with baseline awake cough frequency ≥45 coughs per hour. The primary efficacy endpoint will be the placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 60 participants with a baseline awake cough frequency of ≥10 and <25 coughs per hour are expected to be randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in patients with lower cough frequency.

The interim analysis is expected to be conducted by an independent statistical team once 50% of participants have completed the main study and is anticipated in mid-2021. Using a predefined probability of efficacy hurdle, results from the interim analysis may be used to initiate planning activities for Phase 3. The SOOTHE trial will continue to completion regardless of the results of the interim analysis; futility will not be assessed at the interim analysis.

The trial is expected to enroll participants in approximately 120 sites of which approximately 50% are in the United States.

Phase 2 RELIEF Clinical Trial

The RELIEF trial established proof-of-concept for BLU-5937 in the treatment of RCC patients. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted awake cough frequency at any dose tested in the Intent to Treat Population (n=67); however, pre-specified analyses regarding the impact of baseline cough frequency on treatment effect, including subgroup analyses in participants with baseline awake cough frequency of ≥ 20 coughs/hour (“coughs/h”) and ≥ 32 coughs/h (median), revealed statistically significant and clinically meaningful reductions in cough frequency relative to placebo:

•	Participants with ≥20 coughs/h (representing 80% of total trial participants) at baseline saw placebo-adjusted reductions in awake cough frequency of 20% (p=0.001), 18% (p=0.02), 19% (p=0.03) and 27% (p=0.003) at doses of 25, 50, 100 and 200 mg twice daily (BID) respectively.

•	Participants with cough frequencies at or above the baseline median of 32 coughs/h at baseline (representing 50% of total trial participants) saw placebo-adjusted reductions in awake cough frequency of 28%, 28%, 30% and 32% (all p<0.0015) at doses of 25, 50, 100 and 200 mg BID, respectively.

•	A statistically significant interaction (p=0.0258) was observed between average awake cough frequency at baseline and treatment effect, linking higher baseline cough frequency with improved treatment benefit.

Top-line results

All patients — Intent to Treat Patients Population (n=67)

DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-11%	p=0.14
50 mg BID	-6%	p=0.46
100 mg BID	-8%	p=0.41
200 mg BID	-17%	p=0.09

Pre-specified subgroup — Patients with awake cough frequency at >20 coughs/h (n=54)

DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-20%	p=0.0010
50 mg BID	-18%	p=0.0186
100 mg BID	-19%	p=0.0320
200 mg BID	-27%	p=0.0026

Pre-specified Subgroup — Patients with awake cough frequency at or above baseline median

(>32.4 cough/h; n=34)

DOSE	PLACEBO-ADJUSTED REDUCTION IN AWAKE COUGH FREQUENCY	P-VALUE
25 mg BID	-28%	p=0.0005
50 mg BID	-28%	p=0.0003
100 mg BID	-30%	p=0.0014
200 mg BID	-32%	p=0.0006

BLU-5937 was observed to be well tolerated with the most common (≥5%) treatment-emergent adverse events being headache (9.8%), back pain (8.2%), dysgeusia (8.2%), diarrhea (6.6%), upper respiratory tract infection (6.6%), dizziness (6.6%), and oropharyngeal pain (4.9%). No treatment-related serious adverse events and no withdrawals due to treatment-related adverse events were reported at any dose.

Incidence of Most Frequent Adverse Events (>5% Incidence)

1One participant diagnosed with non-treatment-related colorectal cancer following trial completion

Taste disturbance adverse events, including taste alteration and partial taste loss, were reported at all dose levels (6.5%, 9.8%, 10% and 8.6% at 25, 50, 100 and 200 mg BID, respectively, versus 4.9% on placebo) and were mostly mild in nature. No participants reported complete taste loss. There were no clinically meaningful changes in vital signs, electrocardiogram or clinical laboratory values.

Incidence of Taste Disturbance Adverse Events (Safety Population)

1One subject reported both taste disturbance and partial taste loss during the same period at all dose levels of BLU-5937 but is counted only once in the total taste adverse events

RELIEF enrolled participants in 16 sites (8 in the United Kingdom and 8 in the United States) and randomized a total of 68 refractory chronic cough participants; 67 were included in the Intent to Treat population. 52 participants completed both treatment periods and 16 participants dropped out in total, including 13 as a result of risk considerations related to the COVID-19 pandemic or the sponsor’s early termination of the trial. There were three additional non-drug related discontinuations.

Learnings from RELIEF Phase 2 Data

Based on the RELIEF trial results, we believe cough frequency at baseline is a key indicator of potential treatment benefit, with subgroup analysis of participants having baseline awake cough frequencies ≥20 coughs/h and ≥32 coughs/h demonstrating statistically significant and clinically meaningful benefit at all doses. Based on these analyses and the participants level data of participants with baseline awake cough frequency of ≥20 coughs/h and <32 coughs/h, we have selected a baseline cough frequency of 25 coughs/h as an inclusion criterion for the Phase 2b trial.

No dose response was observed in the Phase 2 RELIEF trial, including based on an analysis of within-participant dose response curves. Plasma concentrations achieved in RELIEF are also consistent with achieving receptor occupancies in the 75-95+% range. Based on this information, doses of 12.5 mg BID, 50 mg BID and 200 mg BID were selected for the Phase 2b SOOTHE trial.

Competitive Landscape

In addition to BELLUS Health, other companies are developing P2X3 antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”), Bayer AG (“Bayer”) and Shionogi Inc. (“Shionogi”).

1Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2Smith J., Lancet Respir Med 2020: Gefapixant, a P2X3 receptor antagonist, for the treatment of refractory or unexplained chronic cough: a randomised, double- blind, controlled, parallel group, phase 2b trial.

3Safety and Efficacy of BAY 1817080, a P2X3 Receptor Antagonist, in Patients with Refractory Chronic Cough (RCC), Presenter Q&A – ERS 2020.

4Niimi A, European Respiratory Journal 2019 54: RCT452.

Merck announced in March of 2020 that the 45mg BID dose MK-7264 had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 study and that the 15mg BID dose had not achieved statistical significance in either the COUGH-1 or COUGH-2 study. Pursuant to this announcement, in September 2020 at the European Respiratory Society ("ERS") International conference, Merck presented these Phase 3 results. The high dose (45 mg BID) of MK-7264 achieved a statistically significant result in its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial, respectively), but showed significant rates of taste disturbance adverse events (58% and 69% in COUGH-1 and COUGH-2, respectively). The impact of baseline cough frequency on treatment benefit was not disclosed in the Phase 3 trials, although a statistically significant interaction between baseline cough frequency and treatment benefit was observed in two Phase 2 trials.

Shionogi announced top-line results of its Phase 2a trial of S-600918 in patients with RCC at the European Respiratory Society ("ERS") International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The average cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that they observed an interaction between baseline cough frequency and treatment effect in their Phase 2a trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b trial of S-600918. Moreover, Shionogi stratified participants by baseline cough frequency to balance trial arms.

In April 2020, Bayer announced top-line results of its Phase 2a trial evaluating BAY 1817080 at the American Thoracic Society International Conference, which demonstrated that higher doses of Bayer’s P2X3 antagonist significantly reduced 24-hour cough counts in patients with RCC (ranging from 15% to 25% cough reduction compared to placebo) and cough severity. Taste disturbance adverse events were reported by 5% to 21% of participants receiving BAY 1817080 and were dose-dependent. In October 2020, Bayer initiated a Phase 2b trial evaluating three doses of BAY1817080 in 236 RCC participants.

Market Opportunity in Chronic Cough

We estimate 10% of the adult population in developed countries suffer from chronic cough including the United States, nations in the European Union, the United Kingdom and Japan. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately nine million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU-5937. These RCC patients continue to cough despite treatment for potential underlying causes triggering the cough or their cough is unexplained. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including the Phase 2 RELIEF trial of BLU-5937. RCC patients can also be segmented by severity, with about 45% of patients having moderate to severe disease and 55% having mild disease. Severely affected patients have a debilitating disease, moderately affected patients have important impacts on their quality of life, and mildly affected patients have fewer but still relevant impact from their disease.

As for potential pricing considerations for BLU-5937, comparable analogue drugs in the U.S. market have a monthly wholesale acquisition cost that ranges from $300 to $600. These analogues include, but are not limited to, comparable chronic use drugs for Asthma and COPD, CIC and IBS-C, Chronic Constipation, Migraine, and High Cholesterol.

BLU-5937 in Chronic Pruritus

We are also developing BLU-5937 as an oral therapy to reduce itch (pruritis) in patients with chronic pruritus associated with AD. On December 14, 2020, we announced that the first participants had been dosed in the Phase 2 BLUEPRINT trial of BLU-5937. We expect to release top-line data in the fourth quarter of 2021.

Phase 2 BLUEPRINT Clinical Trial

The BLUEPRINT trial is a multicenter, randomized, double-blind, placebo-controlled, parallel design Phase 2 trial evaluating the efficacy, safety, and tolerability of BLU-5937 in approximately 128 adults with moderate to severe chronic pruritus associated with mild to moderate AD. Participants are randomized into one of two treatment arms (1:1) and will receive either 200 mg BID of BLU-5937 or placebo for a four-week treatment period. The primary efficacy endpoint is the change from baseline in weekly mean Worst Itch-Numeric Rating Scale ("WI-NRS") score at week four. A key secondary endpoint is a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The BLUEPRINT trial is being conducted at approximately 30 centers located in Canada and the United States.

Chronic pruritus, the second studied indication for BLU-5937, is commonly known as chronic itch, and is an irritating sensation that leads to scratching and persists for longer than six weeks, which can be debilitating and can significantly impact quality of life. It is a hallmark of many inflammatory skin diseases, including AD. It is estimated that AD affects approximately 5% of adults in the United States. Despite currently available treatments targeting AD, there is still a lack of options targeting the burden of pruritus in AD patients.

BLU-5937 in Other P2X3 Hypersensitization-Related Disorders

In addition to chronic cough and chronic pruritus, BLU-5937 may potentially have clinical benefit in other afferent hypersensitization-related disorders. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Merck, Bayer and Shionogi are currently developing P2X3 antagonists for other afferent hypersensitization-related disorders, with Phase 2 trials ongoing or planned in four non-cough P2X3 indications: overactive bladder, neuropathic pain, endometriosis pain and sleep apnea.

Supporting Preclinical and Clinical Development Activities

Preclinical and clinical development activities to support an anticipated Phase 3 RCC program start are ongoing or expected to be initiated in 2021, including: chronic toxicity studies in rats and dogs; a 2-year carcinogenicity study in the rat; a drug-drug interaction clinical trial in combination with an inhibitor of CYP3A4; an absorption, metabolism and excretion clinical trial; a Phase 1 clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval; and a pharmacokinetic study in Asian population.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC. Activities related to manufacturing process optimization and upscaling to support a potential commercialization are ongoing.

Development of a Once-Daily (“QD”) Formulation

We have initiated activities in preparation for the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. We are developing a QD formulation since BLU-5937 exhibits favorable physical-chemical and pharmacokinetic characteristics, including high solubility and permeability, good absorption in the small and large intestine, linear pharmacokinetic profile, no interaction with food observed to date and a low predicted therapeutic dose. A pharmacokinetic pharmacology-based modelization study has been completed and we plan to initiate the development of a BLU-5937 QD formulation prototype after the completion of the Phase 2b RCC trial.

Acquisition of the Complete Ownership of BLU-5937 Intellectual Property Rights

On March 25, 2020, we closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”). We now own 100% of the BLU-5937 Assets. The license agreement entered into in February 2017 pursuant to which we had exclusive rights to develop and commercialize the BLU-5937 Assets was terminated as part of this transaction.

In consideration of the forgoing, we issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 common shares from treasury, representing 7.3% of BELLUS Health’s fully diluted equity at that time. In addition, we paid a cash consideration to adMare of $352,000 (CA $500,000). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

We no longer have any obligations to adMare, or any other third party, in respect to tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 license agreement.

Intellectual Property

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations.

October 2020 Equity Offering

On October 22, 2020, we raised total gross proceeds of $40.3 million by issuing a total of 17,888,889 common shares at a price of $2.25 per share in the United States and in Canada (the “2020 Offering”), including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. We intend to use the net proceeds of the 2020 Offering, amounting to $37.3 million, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

September 2019 Equity Offering and Nasdaq Listing and Share Consolidation

In September 2019, we raised total gross proceeds of US$79.4 million by issuing a total of 11,179,451 common shares in the United States and in Canada (the “2019 Offering”). Total net proceeds amounted to $72.7 million. Concurrently with the pricing of our equity offering, our common shares began trading on the Nasdaq on September 5, 2019. Our common shares are now dual-listed on the Nasdaq and the TSX.

Prior to the financing, we completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares, effective on August 19, 2019, in order to increase our share price to allow listing on the Nasdaq.

Appointment of a Chief Financial Officer

In December 2020, we appointed Ramzi Benamar to the role of CFO. Mr. Benamar brings to BELLUS Health extensive experience developing corporate strategy for clinical-stage and commercial biopharma companies, combined with a proven track record in financial leadership. He earned a M.B.A. and B.B.A. in Marketing and Finance as well as a Master of Healthcare and Pharmaceutical Business Administration.

Prior to joining BELLUS Health, Mr. Benamar served as Chief Financial Officer of DBV Technologies, where he was responsible for all matters related to the strategic, operating, financial and accounting undertakings. During his time at DBV, Mr. Benamar was instrumental in capitalizing the company, strengthening the balance sheet and managing capital deployment. Previously, he was Vice President and Head of Financial Planning and Analysis for Spark Therapeutics until the acquisition of the company by Roche Holding. He provided financial leadership across the entire company, strengthened the finance organization and contributed to the transition to a commercial-stage organization. Earlier in his career, Mr. Benamar held numerous positions of increasing responsibilities spanning from R&D and global finance to strategy and operations at Merck, Johnson & Johnson, Shire Plc. and Purdue Pharma.

Selected Financial Information

(In thousands of dollars, except per share data)

	Years ended December 31
	2020	2019	2018
Revenues	$15	$27	$27

Expenses:
Research and development	23,729	19,714	5,544
Research tax credits	(507)	(536)	(504)
	23,222	19,178	5,040
General and administrative	9,735	6,580	2,630
Total operating expenses	32,957	25,758	7,670
Results from operating activities	(32,942)	(25,731)	(7,643)
Finance income	1,224	1,146	576
Finance costs	(39)	(1,423)	(5)
Net finance income (costs)	1,185	(277)	571
Change in fair value of contingent consideration receivable	—	—	63
Net loss for the year	$(31,757)	$(26,008)	$(7,009)
Loss per share – Basic and diluted	$(0.54)	$(0.55)	$(0.21)

Financial Position:

	At December 31,	At December 31,	At December 31,
	2020	2019	2018
Total assets	$153,113	$96,372	$39,084
Total non-current financial liabilities	$347	$21	$ Nil

Due to the change in functional and presentation currency on January 1, 2020, historical consolidated financial statements were recast in US dollars by translating assets and liabilities at the closing rate in effect at the end of the respective period.

RESULTS OF OPERATIONS

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For the year ended December 31, 2020, net loss amounted to $31,757,000 ($0.54 per share), compared to $26,008,000 ($0.55 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus, and to higher general and administration expenses.

Research and development expenses, net of research tax credits, amounted to $23,222,000 for the year ended December 31, 2020, compared to $19,178,000 for the previous year, a $4,044,000 or 21% year on year increase to support the development of BLU-5937. The increase is primarily attributable to our increased workforce in 2020 as well as to higher stock-based compensation expense in relation to our stock option plan. We expect expenses in relation to our BLU-5937 program to continue to increase in subsequent quarters as we pursue its development, for which we initiated in December 2020 two clinical trials, SOOTHE, a Phase 2b trial in RCC, and BLUEPRINT, a Phase 2 trial in chronic pruritus associated with AD.

General and administrative expenses amounted to $9,735,000 for the year ended December 31, 2020, compared to $6,580,000 for the previous year, a $3,155,000 or 48% year on year increase. The increase is mainly due to costs related to our public listing on the NASDAQ, which occurred in September 2019, as well as to higher stock-based compensation expense in relation to our stock option plan, offset in part by a stock-based compensation net recovery related to our deferred share unit plan, due to the change in the BELLUS Health stock price in 2020.

Net finance income amounted to $1,185,000 for the year ended December 31, 2020, compared to net finance costs of $277,000 for the corresponding period the previous year. The increase in net finance income is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the year. In 2019, prior to the change in functional currency, we incurred a foreign exchange loss from the translation of our net monetary assets denominated in US dollars during the year.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For the year ended December 31, 2019, net loss amounted to $26,008,000 ($0.55 per share), compared to $7,009,000 ($0.21 per share) for the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus, and to higher general and administration expenses.

Research and development expenses, net of research tax credits, amounted to $19,178,000 for the year ended December 31, 2019, compared to $5,040,000 for the previous year, a $14,138,000 or 281% year on year increase. The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly for the manufacturing of active pharmaceutical ingredient for upcoming studies and activities in relation to the Phase 2 trial in refractory chronic cough, for which the first participant was enrolled in July 2019.

General and administrative expenses amounted to $6,580,000 for the year ended December 31, 2019, compared to $2,630,000 for the previous year, a $3,950,000 or 150% year on year increase. The increase is mainly due to increased general and administrative costs related to our public listing on the NASDAQ, which occurred in September 2019, as well as to higher stock-based compensation expense in relation to our deferred share unit plan and our stock option plan.

Net finance costs amounted to $277,000 for the year ended December 31, 2019, compared to net finance income of $571,000 for the previous year. The increase in net finance costs is primarily attributable to a foreign exchange loss that arose from the translation of our net monetary assets denominated in US dollars, partially offset by higher interest income due to increased cash, cash equivalents and short-term investments position following the 2019 Offering.

Change in fair value of contingent consideration receivable for the year ended December 31, 2019 amounted to nil compared to an increase of $63,000 for the previous year. The contingent consideration receivable related to the sale of our equity interest in FB Health S.p.A. in June 2017.

As at December 31, 2019, total assets amounted to $96,372,000, compared to $39,084,000 as at December 31, 2018. The increase is primarily due to the funds received from the 2019 Offering, offset by funds used to finance our operating activities. Total non-current financial liabilities amounted to $21,000 as at December 31, 2019, compared to nil as at December 31, 2018.

Quarter Ended December 31, 2020 Compared to Quarter Ended December 31, 2019

For the three-month period ended December 31, 2020, net loss amounted to $7,494,000 ($0.10 per share), compared to $9,973,000 ($0.18 per share) for the corresponding period the previous year. The decrease in net loss is primarily attributable to lower research and development expenses compared to last year.

Research and development expenses, net of research tax credits, amounted to $5,017,000 for the three-month period ended December 31, 2020, compared to $7,048,000 for the corresponding period the previous year. The decrease is attributable to expenses incurred in relation to the development of BLU-5937, mainly for the manufacturing of active pharmaceutical ingredient, which efforts were more important in the fourth quarter of 2019 in preparation for studies and clinical trials to begin in 2020.

General and administrative expenses amounted to $3,078,000 for the year ended December 31, 2020, compared to $2,087,000 for the previous year. The increase is mainly due to higher stock-based compensation expense in relation to our stock option plan.

Net finance income amounted to $597,000 for the three-month period ended December 31, 2020, compared to net finance cost of $845,000 for the corresponding period the previous year. The increase in net finance income is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the year. In 2019, prior to the change in functional currency, we incurred a foreign exchange loss from the translation of our net monetary assets denominated in US dollars during the year.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

	2020	2020	2020	2020	2019	2019	2019	2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$4	$3	$4	$4	$7	$7	$6	$7

Expenses:
Research and development, net	5,017	5,796	5,899	6,510	7,048	5,600	4,100	2,430
General and administrative	3,078	456	3,439	2,762	2,087	1,666	1,771	1,056
Total operating expenses	8,095	6,252	9,338	9,272	9,135	7,266	5,871	3,486

Operating loss	(8,091)	(6,249)	(9,334)	(9,268)	(9,128)	(7,259)	(5,865)	(3,479)

Net finance income (costs)	597	540	912	(864)	(845)	739	(44)	(127)
Net loss	$(7,494)	$(5,709)	$(8,422)	$(10,132)	$(9,973)	$(6,520)	$(5,909)	$(3,606)

Loss per share	$(0.10)	$(0.09)	$(0.14)	$(0.18)	$(0.18)	$(0.14)	$(0.13)	$(0.08)

Due to the change in functional and presentation currency on January 1, 2020, historical consolidated quarterly results for 2019 in the above table were recast in US dollars by translating revenue and expenses at the average rate in effect for the respective period.

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The decrease in net loss for the fourth quarter of 2020 is primarily attributable to lower research and development expenses. The decrease in net loss for the third quarter of 2020 is primarily attributable to a stock-based compensation net recovery related to our deferred share unit plan, due to the change in the BELLUS Health stock price in 2020. The increase in net loss for the second quarter of 2020 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program and higher general and administration expenses. The increase in net loss for the first quarter of 2020 is primarily attributable to higher research and development expenses, higher general and administration expenses as well as higher foreign exchange

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $16,358 (CAD$20,833), plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $284,000 and $287,000 (CAD$381,000) under the consulting and services agreement for the years ended December 31, 2020 and 2019, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at December 31, 2020, we had available cash, cash equivalents and short-term investments totaling $98,260,000, compared to $89,980,000 as at December 31, 2019. For the year ended December 31, 2020, the net increase in cash, cash equivalents and short-term investments amounted to $8,280,000, compared to a net increase of $54,118,000 for the corresponding period the previous year. Working capital amounted to $96,663,000 as at December 31, 2020, compared to $86,633,000 as at December 31, 2019. The net increase in cash and working capital for the year ended December 31, 2020 is primarily attributable to funds received from the 2020 Offering, offset by funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937. The net increase in cash and working capital for the year ended December 31, 2019 is primarily attributable to funds received from the 2019 Offering, offset by funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937.

The other significant change in our financial position as at December 31, 2020, compared to the financial position as at December 31, 2019, is as follows:

•	The increase in the In-process research and development asset reflects the acquisition of the BLU-5937 Assets from adMare in March 2020, as discussed in the Business section.

Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments are projected to be sufficient to fund our operating plan until the end of 2022. We will need to raise additional capital to fund our operations and to develop BLU-5937.

We do not have any long-term debt and we do not have any pre-arranged credit facilities or other sources of financing cash flows. In December 2020, we put in place an at-the-market distributions facility, as discussed in the Financing and Investing Activities section below.

We are subject to a number of risks, including risks associated with the conduct of our product candidate’s development programs and their results, the establishment of strategic alliances and the successful development of new product candidates and their marketing. We have incurred significant operating losses and negative cash flows from operations since inception. To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, assets sales and the proceeds from research tax credits. Our ability to ultimately achieve future profitable operations is dependent upon the successful expansion and development of our project pipeline, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of our products and technologies, which is dependent on a number of factors outside of our control. Refer to the Risk Factors section below.

Also refer to Financial Condition – Contractual Obligations and Financial Risk Management – Liquidity Risk sections for further details on our liquidity and capital resources.

Financing and Investing Activities

In October 2020, we raised total gross proceeds of $40.3 million from the 2020 Offering by issuing a total of 17,888,889 common shares at a price of $2.25 per share including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. We intend to use the net proceeds of the 2020 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

The use of proceeds presented in our prospectus supplement dated October 19, 2020 did not include funds from the exercise of the overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2020 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing for the purposes and in the amounts indicated below.

	As per October 19, 2020 prospectus supplement	As at February 25, 2021, including overallotment option
BLU-5937 clinical trials in chronic cough and chronic pruritus	$59 million	$62 million
Manufacturing, formulation and scale-up	$16 million	$17 million
Other project costs	$5 million	$6 million

with the remaining net proceeds allocated to administrative expenses, working capital and other general corporate purposes.

As at December 31, 2020, we have used $5.8 million of 2020 Offering net proceeds.

On December 23, 2020, we entered into an “at-the-market” ("ATM") sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which we may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”), our common shares for aggregate gross proceeds of up to $50,0 million, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The Common Shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires us to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon our instructions. We have no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. We and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, we have provided the Agent with customary indemnification rights and the Agent will be entitled to compensation, as previously mentioned. During the year ended December 31, 2020, no common shares were sold under the ATM program.

During 2020, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $51,090,000, and redeemed at maturity or sold short-term investments for an aggregate amount of $72,771,000 (purchased for $70,740,000 and redeemed at maturity or sold for $25,300,000 in 2019).

In September 2019, we raised total gross proceeds of $79.4 million from the 2019 Offering by issuing a total of 11,179,451 common shares at a price of $7.10 per share, including an overallotment option for 1,320,296 common shares. Net proceeds from the 2019 Offering amounted to $72.7 million.

Other

As at February 25, 2021, we had 78,337,361 common shares outstanding and 86,033,527 common shares on a fully diluted basis, including 7,696,166 stock options granted under the stock option plan (of which 1,408,000 stock options were granted on February 25, 2021).

During 2020, we granted 1,805,000 stock options (1,548,330 in 2019), 128,222 stock options were exercised (41,667 in 2019) and 115,555 stock options were cancelled (nil in 2019). We received an aggregate amount $176,000 and issued 128,222 common shares from treasury in 2020 upon the exercise of stock options (received an aggregate amount of $56,000 and issued 41,667 common shares from treasury in 2019).

During 2020, we received an aggregate amount of $421,000 and issued 171,590 common shares from treasury upon the exercise of broker warrants issued in connection with our 2018 equity offering. During 2019, we received an aggregate amount of $911,000 and issued 535,406 common shares from treasury upon the exercise of broker warrants issued in connection with our 2017 and 2018 equity offering.

Contractual Obligations

As at December 31, 2020, our minimum future contractual obligations are principally for payments in relation to property leases, consulting fees for Picchio International, trade and other payables and contracts for research and development activities. Future contractual obligations by year of maturity are presented below.

Contractual obligations				2023
(in thousands of dollars)	Total	2021	2022	and after
Lease liabilities	$552	$184	$206	$162
Consulting fees	196	196	—	—
Trade and other accrued liabilities	5,495	5,495	—	—
Contracts for research and development activities	36,659	34,621	1,486	552

We are potentially liable in relation to the following indemnity agreement:

In March 2017, we entered into a Share Purchase Agreement with Taro Pharmaceuticals Inc. (“Taro”) for the sale of our wholly-owned subsidiary Thallion Pharmaceuticals Inc. (“Thallion”), including all the rights to the drug candidate ShigamabTM. We agreed to indemnify Taro, subject to certain conditions and limitations, for losses which it may suffer or incur, arising out of any debts, liabilities, commitments or obligations of any nature resulting from any matters, actions, events, facts or circumstances related to the activities or affairs of Thallion, which occurred prior to the effective time of the Share Purchase Agreement. No indemnity provision has been recorded as at December 31, 2020 and 2019 for this matter as we do not expect to make any payments under the indemnity provisions of this agreement.

We have a letter of credit issued in connection with a lease agreement in the amount of $39,000 (CAD$50,000). Cash is pledged under the letter of credit and is presented as restricted cash under non-current Other assets in the consolidated statement of financial position as at December 31, 2020.

We have entered into other agreements which involve future commitments. Refer to note 13 to the consolidated financial statements for the year ended December 31, 2020 for details.

We have not engaged in commodity contract trading or off-balance sheet financing.

FINANCIAL RISK MANAGEMENT

This section provides disclosures relating to the nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how we manage those risks.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and short-term investments. We invest our cash mainly with major North American financial institutions. Cash equivalents and short-term investments are comprised of fixed income instruments with a high credit ranking (not less than A-1) as rated by Standard and Poor’s. We have investment policies that are designed to provide for the safety and preservation of principal, liquidity needs and yields that are appropriate.

As at December 31, 2020, our maximum credit exposure corresponded to the carrying amount of these financial assets.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We require continued access to capital markets to support our operations, as well as to achieve our strategic plans. Any impediments to our ability to access capital markets, including the lack of financing capability or an adverse perception in capital markets of our financial condition or prospects, could have a materially adverse effect on us. In addition, our access to financing is influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure, as outlined in note 16 to the consolidated financial statements for the year ended December 31, 2020 (Capital Disclosures). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews, approves and monitors our annual operating and capital budgets, as well as any material transactions.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than US dollars. Our exposure relates primarily to changes in the US dollar versus the Canadian dollar exchange rate. For foreign currency transactions, fluctuations in the respective exchange rates relative to the US dollar will create volatility in our cash flows and the reported amounts for revenue and expenses in income. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at the rates of exchange at each reporting date, the impact of which is reported as a foreign exchange gain or loss in income.

Our objective in managing our foreign currency risk is to minimize our net exposures to foreign currency cash flows, by transacting with third parties in our functional currency to the maximum extent possible and practical and holding cash, cash equivalents and short-term investments as well as incurring borrowings in our functional currency. We hold a portion of our cash, cash equivalents and short-term investments in Canadian dollars to meet our liquidity needs in Canadian dollars, but do not use derivative financial instruments to reduce our foreign exchange exposure. Note 17 (d) to the consolidated financial statements for the year ended December 31, 2020 provides indication of our significant foreign exchange currency exposures as at that date.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. Our financial instruments exposed to interest rate risk are cash and cash equivalents, short-term investments and restricted cash. We believe that the risk that we will realize a loss as a result of the decline in the fair value of our cash equivalents and short-term investments is limited because these investments have short-term maturities and are generally held to maturity. Our capacity to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

We have had no interest rate hedging activities during the current year.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. The Chief Executive Officer and the Chief Financial Officer are assisted in this responsibility by our disclosure committee, which is composed of members of senior management. Based on an evaluation of our disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control Over Financial Reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management assessed the effectiveness of our ICFR as of December 31, 2020 based on the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Chief Executive Officer and the Chief Financial Officer concluded that our ICFR were effective as of December 31, 2020. The assessment is not subject to an attestation report of our auditors regarding ICFR.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, we have filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that, among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in our ICFR during the quarter ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect our ICFR.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to adopt accounting policies and to make certain judgments, estimates and assumptions that we believe are reasonable based upon the information available at the time these decisions are made. These accounting policies, judgments, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates.

Our significant accounting policies are described in note 3 to the consolidated financial statements for the year ended December 31, 2020. Management considers that the following accounting policies and estimates are more important in assessing, understanding, and evaluating our consolidated financial statements.

Accrued expenses: As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with personnel and service providers to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. For research and development activities, the majority of service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. There may be instances in which payments to the service providers will exceed the level of services provided and result in a prepayment of the expense.

In-process research and development asset: The in-process research and development (“IPR&D”) asset is accounted for as an indefinite-lived intangible asset until the project is completed or abandoned, at which point it will be amortized or impaired, respectively. We account for subsequent research and development costs associated with the acquired IPR&D asset consistent with the research and development policy in note 3 (d) to the consolidated financial statements. We assess at each reporting date whether there is an indication that the asset may be impaired. Irrespective of whether there is any indication of impairment, the IPR&D asset is tested for impairment annually by comparing its carrying amount with its recoverable amount. Note 2 (d) to the consolidated financial statements provides additional information regarding the use of estimates and judgements in the application of accounting policies.

CHANGES IN ACCOUNTING POLICIES

Changes in significant accounting policies in 2020

Change in functional and presentation currency in 2020:

Effective January 1, 2020, we have adopted the US dollar as our functional and presentation currency. Prior to these consolidated financial statements, the functional and presentation currency was the Canadian dollar. The change in the functional currency from the Canadian dollar to the US dollar reflects the primary economic environment in which we operate in. As a result of the advancement of our development programs, we anticipate higher research and development costs in future periods which will be denominated mainly in US dollar. In addition, these costs will be financed from proceeds received from the financings in US dollar, including those that closed in September 2019 and October 2020. We also anticipate that potential future sales revenues and financings will be primarily denominated in US dollar.

As such, these consolidated financial statements are presented in US dollar. On January 1, 2020, the change in functional currency resulted in the assets and liabilities as of December 31, 2019 being translated in US dollar using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these consolidated financial statements are presented in US dollar, together with the comparative information as at December 31, 2019, and for the consolidated statement of financial position as at January 1, 2019. For comparative purposes, historical consolidated financial statements were recast in US dollar by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

RISK FACTORS

Investing in our common shares involves a significant amount of risk. You should carefully consider the risks described below. If any of these risks actually occurs, our business, financial condition, results of operations or prospects could be materially adversely affected. These are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial, may also materially and adversely affect us. In such an event, the trading price of our common shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our “products” or “product candidates” includes a reference to BELLUS Health’s product candidate and future products or product candidates that may be developed.

Risks Related to Our Business

We may not be able to maintain our operations and research and development without additional funding, and we may not have access to sufficient capital.

To date, we have financed our operations primarily through public offerings of common shares, private placements, the issuance of convertible notes and research tax credits. We have incurred significant operating losses and negative cash flows from operations since inception. As at December 31, 2020 we had available cash, cash equivalents and short-term investments totaling $98.3 million. Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations into the foreseeable future. We will need to raise additional capital to fund our operations and to develop BLU-5937. Our future capital requirements will be substantial and may increase beyond current expectations depending on many factors, such as the duration, scope, rate of progress, results and costs of any preclinical studies and clinical trials for our current or any future product candidates; unexpected delays or developments in seeking regulatory approvals and the outcome thereof; the time and cost in preparing, filing, prosecuting, maintaining, and enforcing patent claims; other unexpected developments encountered in implementing our business development and commercialization strategies; the outcome of any litigation; and arrangements with collaborators. Further, changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have based the foregoing estimates on assumptions that may prove to be wrong, and we could utilize our available financial resources sooner than we currently expect.

We may seek to raise additional funds through public or private equity or debt financing, collaborations agreements with other companies and/or from other sources. We have no committed source of additional capital and additional funding may not be available on terms that are acceptable to us, or at all. If adequate funding is not available on reasonable terms, we may need to obtain funds on terms less favorable than we would otherwise accept. Our ATM is not an assured source of raising capital as it is subject to terms and conditions and market demand. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on operations. This could render us more vulnerable to competitive pressures and economic downturns. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of BLU-5937 or other future product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets where we otherwise would seek to pursue development or commercialization ourselves. If we are unable to obtain sufficient funds in a timely manner, we may be forced to scale back our operating plan; delay or discontinue one of our research and development programs; be unable to expand our organization to support our programs; and/or be unable to capitalize on business opportunities as planned. This may negatively impact our business and ability to execute our plan.

No assurance can be given that any such additional funding will be available or that, if available, it can be obtained on terms favorable to us. The failure to obtain additional financing on favorable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and have not generated any product sales revenue to date. We may never achieve or maintain profitability.

Our product candidate, BLU-5937, is still only in development, and as a result, we have not generated any revenues from product sales to date. We have incurred substantial expenses in our efforts to develop BLU-5937, and consequently, have generated operating losses each year since our inception. For the years ended December 31, 2020 and 2019, we incurred net losses of $31.8 million and $26.0, respectively. As of December 31, 2020, we had an accumulated deficit of US$468.8 million. Our losses have adversely affected, and will continue to adversely impact, working capital, total assets, and shareholders’ equity. We do not expect to generate any revenues from product sales in the immediate future. We may never successfully commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss. Our prospects currently depend heavily on the success and market acceptance of BLU-5937, which is still in clinical development. We currently have no products for sale and may never be able to successfully develop products for sale. We currently believe that our growth and future prospects are mainly dependent on the successful development, regulatory approval and commercialization of our product candidate BLU-5937, which may never occur. We are focusing our efforts and resources into the development of BLU-5937. Our business thus depends on the successful preclinical and clinical development, regulatory approval and commercialization of BLU-5937, for which we must conduct additional preclinical studies and clinical trials, undergo further development activities and seek and receive regulatory approval prior to commercial launch. Further development of BLU-5937 will require substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales, if approved.

We anticipate that our ability to generate revenues will depend on the commercial success of BLU-5937, which will depend upon its market acceptance by purchasers in the pharmaceutical market and the future market demand and medical need for products and research utilizing BLU-5937. Most prescription drug candidates never reach the clinical development stage and even those that do reach clinical development have only a small chance of successfully completing clinical development and gaining regulatory approval. If we are unable to successfully commercialize BLU-5937, we may never generate revenues. There is also the risk that the actual market size or opportunity for BLU-5937 is not certain, particularly with respect to the addressable market for the selected population of high frequency cough patients. For instance, we are not aware of any data that segregates the RCC patient population by cough frequency. Accordingly, while we estimate that there are approximately nine million chronic cough patients in the U.S. who are uncontrolled or have RCC, we are unable to estimate what percentage of this population has a baseline awake cough frequency of ≥25 coughs per hour, an inclusion criterion in our Phase 2b SOOTHE clinical trial. If BLU-5937 reaches commercialization and there is low market demand for BLU-5937 or the market for BLU-5937 develops less rapidly than we anticipate, we may not have the ability to shift our resources to the development of alternative products. Failure to gain market acceptance of BLU-5937 or an incorrect estimate in the nature and size of our market could have a material adverse effect on us.

We rely on third parties to conduct preclinical studies and clinical trials for BLU-5937, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for BLU-5937.

We have designed the clinical trials for BLU-5937. However, we rely on contract research organizations and other third parties to assist in managing, monitoring and otherwise carrying out these trials. We likewise rely on third parties to conduct preclinical studies. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our product candidate. The U.S. Food and Drug Administration (the "FDA"), and comparable foreign regulatory authorities require compliance with regulations and standards for designing, conducting, monitoring, recording, analyzing, and reporting the results of preclinical studies and clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct our preclinical studies and clinical trials, they are not our employees, and we are responsible for ensuring that each of these preclinical studies and clinical trials is conducted in accordance with our general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to preclinical studies or clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with preclinical studies or clinical trial protocols or meet expected deadlines, the preclinical studies or clinical trials of BLU-5937 may not meet regulatory requirements. If preclinical studies or clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of BLU-5937 on a timely basis or at all.

We rely completely on one third-party contract manufacturer to manufacture the active pharmaceutical ingredient (“API”), for BLU-5937 and another third-party contract manufacturer to manufacture the final drug product, and we intend to rely on third parties to produce non-clinical, clinical and commercial supplies of BLU-5937 and any other future product candidates.

We do not currently have, nor do we plan to acquire, the infrastructure or capability to internally manufacture our clinical drug supply of BLU-5937, or any other product candidates we may develop in the future, for use in the conduct of our research and development activities, preclinical studies and clinical trials, and we lack the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. We currently have the API for BLU-5937 manufactured by one third-party contract manufacturer and final drug product supplied by another contract manufacturer, and do not currently have backup manufacturing capacity.

We plan to continue to rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, preclinical studies, clinical trials and product commercialization, and to perform their obligations in a timely manner and in accordance with applicable government regulations. While we intend to contract for the commercial manufacture of our product candidates, we may not be able to identify and qualify contractors or obtain favorable contracting terms.

If any of the third parties with whom we engage, including the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations or other third parties experience shutdowns or other business disruptions, including staffing shortages, production slowdowns or stoppages, or other similar disruptions related to the COVID-19 pandemic or otherwise, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

If our current or future third-party manufacturers do not perform as agreed, experience business disruptions as previously described, or breach or terminate their agreements with us, significant additional time and costs would be required to effect a transition to a new contract manufacturer. If we are unable to retain our current contractors, or are unable to secure arrangements with new contractors to provide manufacturing services in a timely manner and on acceptable terms as needed, it will delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or any other future product candidates we may develop, and have a negative effect on our operations and financial condition. Moreover, if a replacement to our current or future contract manufacturers is required, the ability to establish second-sourcing or find a replacement manufacturer may be difficult due to the lead times generally required to manufacture drug products and the need for regulatory compliance inspections and approvals of any replacement manufacturer, all of which factors could result in production delays and additional costs.

Manufacturing of API and final drug products is complex and requires significant expertise. Difficulties could be encountered in production, particularly in scaling up and validating production. There can be no assurance that contract manufacturers will be successful at scaling up and producing BLU-5937 with the required quality and in the quantities and timelines that will be needed for clinical and/or commercial purposes. So far, we have only produced small quantities of BLU-5937 at kilogram scale for use in preclinical studies and clinical trials.

Our reliance on these contract manufacturers also exposes us to the possibility that they, or third parties with access to their facilities, will have access to and may appropriate our trade secrets or other proprietary information.

We rely on third-party contract manufacturers that are located outside of Canada. As a result, our operations are subject to customary risks related to the import of goods, including fluctuations in the value of currencies, changes in import duties, exchange controls, trade restrictions, work stoppages and general political and economic conditions in foreign countries. The countries from which we import pharmaceutical ingredients may, from time to time, impose new duties, tariffs or other restrictions or adjust presently prevailing duties or tariffs, which could adversely impact our ability to purchase such pharmaceutical ingredients or significantly increase the cost of doing so. The occurrence of any of these risks could delay or prevent the development, promotion, marketing, or sale of BLU-5937, if approved, or of any other future product candidates we may develop, and have a negative effect on our operations and financial condition.

The clinical safety and effectiveness of BLU-5937 have not yet been fully established.

The preclinical toxicology studies and the Phase 1 clinical trials completed to date showed that BLU-5937 has a favorable tolerability profile, and we believe that the Phase 2 clinical data announced in July 2020 support further evaluation of BLU-5937 in additional clinical trials, including our SOOTHE Phase 2b clinical trial. However, the long-term clinical safety and effectiveness of BLU-5937 have to be demonstrated through further preclinical studies and clinical trials. The additional preclinical studies that are ongoing or planned include: chronic toxicity studies in rats and dogs, carcinogenicity and toxicity on reproduction organs. The additional clinical Phase 1 trials planned include: a drug-drug interaction clinical trial in combination with an inhibitor of CYP3A4; an absorption, metabolism and excretion clinical trial; a clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval; and a pharmacokinetic study in Asian population. The results of these preclinical/clinical studies may have an impact on the product labeling and/or approval of BLU-5937. If these preclinical/clinical studies or additional future studies call into question the safety or efficacy of BLU-5937 or any other product candidates we may develop in the future, our business, financial condition, results of operations or prospects could be adversely affected. Even if BLU-5937 or any other product candidates we may develop in the future successfully complete the clinical trials and receive the regulatory approval necessary to market the product candidates to the public, there is also the risk of unknown side effects, which may not appear until the product candidates are on the market and may result in delay or denial of additional regulatory approval or withdrawal of previous approvals, product recalls or other adverse events, which could materially adversely affect us.

Our clinical trials may not yield results that will enable us to obtain regulatory approval for our current or future product candidates.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products.

Clinical trials are lengthy, complex, costly, and uncertain processes. It takes several years to complete testing, and failure can occur at any stage of testing. The early stage of our product candidate involves risks related to safety, efficacy, drug metabolism, pharmacokinetic profile, tolerability, manufacturing, formulation and distribution, among others. Results attained in preclinical testing and early clinical studies or trials may not be indicative of results that are obtained in later studies. We have suffered, and may suffer further, significant setbacks in advanced clinical trials, even after promising results in earlier studies. For instance, in June 2016, we announced that KIACTA (eprodisate) did not meet the primary efficacy endpoint in a Phase 3 clinical trial. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue the development of a product candidate. Furthermore, actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials, and we may receive feedback from regulatory authorities that requires us to modify the design of our ongoing or planned clinical trials or conduct additional clinical trials. If we fail to adequately demonstrate the safety and efficacy of BLU-5937, we will not be able to obtain the required regulatory approvals to commercialize that product candidate.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards or ethics committees, and must meet the requirements of these authorities; must meet requirements for informed consent; and must meet requirements for good clinical practices. We may not be able to comply with these requirements.

We rely on third parties, including contract research organizations and outside consultants, to assist in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if one or more third parties fail to perform with the speed and level of competence expected. If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of the clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling participants in clinical trials, the trials could be delayed or otherwise adversely affected.

Clinical trials for product candidates require us or third parties we contract with to identify and enroll a large number of participants with the disorder under investigation. We or the third parties we contract with may not be able to enroll a sufficient number of participants to complete clinical trials in a timely manner. Participant enrollment is a function of many factors, including the following: design of the protocol, size of the patient population, eligibility criteria for the trial in question, perceived risks and benefits of the drug under study, availability of competing therapies, clinical trials for other investigational products that seek to enroll the same participants, efforts to facilitate timely enrollment in clinical trials, patient referral practices of physicians, and availability of clinical trial sites. If we or the third parties we contract with have difficulty enrolling a sufficient number of participants to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

The outcome of preclinical studies and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials.

The outcome of preclinical testing and earlier-stage clinical trials may not be predictive of the success of later-stage clinical trials. BLU-5937 and any other product candidates we may develop may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. Numerous companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidate to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of any other product candidates then under development and/or cause applicable regulatory authorities to require additional testing before approving any other product candidates.

Interim topline and preliminary results from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures, which could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary results from our clinical trials. Interim results from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available. Preliminary or topline results also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Differences between preliminary or interim data and final data could significantly harm our business prospects and may cause the trading price of our common shares to fluctuate significantly.

Even if we or any future partners obtain regulatory approvals for our product candidates, we will be subject to ongoing government regulation.

Even if regulatory authorities approve BLU-5937 or any future product candidate we may develop, the manufacturing, marketing, and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation may be costly and consume substantial financial and management resources. For example, an approval for a product may be conditioned on conducting costly post-marketing follow-up studies. In addition, if, based on these studies, a regulatory authority does not believe that the drug demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product’s regulatory approval. Similarly, even if we successfully complete clinical trials, regulatory authorities might approve a more restrictive label than we expect, which may limit the commercial opportunity of our product candidates. For instance, our Phase 2b SOOTHE clinical trial will have an inclusion criterion of a baseline awake cough frequency of ≥25 coughs per hour, and, even if this clinical trial and future clinical trials are successful, as a result of this enrichment strategy, regulatory authorities may limit the breadth of our label.

We and our contract manufacturers are required to comply with applicable current Good Manufacturing Practice regulations for the manufacture of product candidates. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be inspected before they can be used in the commercial manufacturing of products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions, including fines, drug recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals, and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing, or sale of our products.

In addition, we are currently or will in the future be subject to healthcare regulation and enforcement by the federal government and the states in which we will conduct our business once our product candidates are approved by the FDA and commercialized in the United States. In addition to the FDA’s restrictions on marketing of pharmaceutical products, the healthcare laws and regulations that may affect our ability to operate include: the federal fraud and abuse laws, including the federal anti-kickback and false claims laws; federal data privacy and security laws; and federal transparency laws related to payments and/or other transfers of value made to physicians and other healthcare professionals and teaching hospitals. Many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. These laws may adversely affect our sales, marketing and other activities with respect to any product candidate for which we receive approval to market in the United States by imposing administrative and compliance burdens on us.

Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our business activities, particularly any sales and marketing activities after a product candidate has been approved for marketing in the United States, could be subject to legal challenge and enforcement actions. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not achieve our projected development goals in the announced and expected time frames.

From time to time, we set goals for and make public statements regarding the expectations for and timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, expected results, anticipated regulatory submission and approval dates, and timing of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving manufacturing or marketing arrangements sufficient to commercialize products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the launch of BLU-5937 or any other future product candidates we may develop. If we fail to achieve one or more of these milestones as planned, the price of our common shares would likely be adversely affected.

If we or our partners fail to obtain acceptable prices, coverage or adequate reimbursement for our products, our ability to generate revenues will be diminished.

Patients in the United States and elsewhere generally rely on third-party payors to reimburse part or all of the costs associated with their prescription drugs. Accordingly, our ability to successfully commercialize our products would depend significantly on the ability to obtain acceptable prices and the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Coverage and reimbursement policies for drug products can differ significantly among payors as there is no uniform policy of coverage and reimbursement for drug products among U.S. third-party payors. There may be significant delays in obtaining coverage and reimbursement as the process of determining coverage and reimbursement is often time-consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. While we have not commenced discussions with any such parties, these third-party payors frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. Even if we obtain coverage for a given product candidate, the associated reimbursement rate may not be adequate to cover our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, or may require co-payments that patients find unacceptably high. In addition, the continuing efforts of third-party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government controls to continue.

In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost-control initiatives could decrease the price that we or any current or potential collaborators could receive for any of the products and could adversely affect profitability. In addition, in Canada and in many other countries, where significant healthcare reforms are currently under discussion, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the pharmaceutical industry. For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, (collectively, the “Affordable Care Act”), was passed in March 2010, and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the pharmaceutical industry. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. Various portions of the Affordable Care Act are currently undergoing legal and constitutional challenges in the U.S. Supreme Court and Congress has introduced several pieces of legislation aimed at significantly revising or repealing the Affordable Care Act. It is unclear how such litigation and other efforts to repeal and replace the Affordable Care Act will impact the Affordable Care Act and our business. There also has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. If we fail to obtain acceptable prices, coverages or an adequate level of reimbursement for our products, the sales of the products would be adversely affected or there may be no commercially viable market for our products.

Competition in the biopharmaceutical industry is intense, and development by other companies could render our product candidate or any future product candidates or technologies non-competitive.

The biopharmaceutical industry is intensely competitive and is subject to rapid and significant change. We face potential competition from many sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies. We consider our primary competitors to be those companies that are developing products specifically to treat refractory chronic cough and pruritus related atopic dermatitis and those companies that develop products that, when approved, could be used off label to treat refractory chronic cough and pruritus related to atopic dermatitis. We are aware of other companies targeting refractory chronic cough as the primary outcome measure in clinical studies of products. There are multiple companies developing products at varying stages of development specifically intended to treat refractory chronic cough including Merck & Co., Bayer AG, Shionogi Inc. and NeRRe Therapeutics Ltd, some of which have substantially greater product development capabilities and financial, scientific, marketing, and human resources than us. Of these companies, Merck, Bayer and Shionogi are developing P2X3 antagonists for refractory chronic cough that could compete directly with BLU-5937. Certain of these companies have announced top-line data in mid- to late-stage clinical trials of their product candidates, and such product candidates may be more advanced in development than BLU-5937 or have shown or show in the future comparable or superior efficacy, safety and/or tolerability data as compared to BLU-5937. Even if BLU-5937 successfully completes clinical trials and is approved by regulatory authorities, it may not be able to achieve a degree of market acceptance necessary for commercial success if other treatments demonstrate superior efficacy, safety, tolerability, ease of administration and/or cost-effectiveness. Moreover, there are multiple companies developing therapeutic treatments for atopic dermatitis specifically, or various other forms of pruritus which could also have a therapeutic effect on atopic dermatitis itch including Sanofi S.A., Bayer AG, Pfizer Inc., Novartis International AG, LEO Pharma Inc., VYNE Therapeutics Inc., Vanda Pharmaceuticals Inc., Trevi Therapeutics Inc., Galderma S.A., Sienna Biopharmaceuticals, Inc., Tioga Pharmaceuticals, Inc. and Cara Therapeutics Inc.

We may not obtain adequate protection for our products through our intellectual property. Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks, and other intellectual property rights.

Our success, competitive position and future revenues with respect to these product candidates will depend, in part, on our ability to protect our intellectual property. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We attempt to protect our proprietary position by maintaining trade secrets and by filing U.S. and foreign patent applications related to our licensed technology, inventions and improvements that are important to the development of our business. Our failure to do so may adversely affect our business and competitive position.

The patent positions of pharmaceutical and biopharmaceutical firms, including ours, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. We may not be able to protect our intellectual property rights throughout the world. Our patents may be challenged by third parties in patent litigation. In addition, it is possible that third parties with drugs that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely on method of use protection for our compounds in development and any resulting drugs, which may not confer the same level of protection as protection of our compounds per se. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would, if challenged, be held by a court to be valid or enforceable or that a competitor’s technology or drug would be found by a court to infringe our patents.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Patent applications relating to or affecting our business may have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents, or patent applications, and such conflict could reduce the scope of patent protection that we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside of the United States. In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require employees, consultants, outside scientific collaborators, and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all of the technology that is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We may obtain the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of investment in that program. As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

We seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may infringe the intellectual property rights of others.

Our commercial success depends significantly on our ability to operate without infringing on the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are, in some cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our drug infringes.

The biopharmaceutical industry has produced a proliferation of patents, and it is not always clear to industry participants which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We believe that BLU-5937 does not infringe any valid claim of these patents, although there can be no assurances of this. In the event of an infringement or violation of another party’s patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of drugs or lead to prohibition of the manufacture or sale of drugs by us.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could harm our business.

Third parties may assert patent or other intellectual property infringement claims against us or our other licensors arising from the manufacture, use, or sale of our current or future product candidates. An unfavorable outcome could result in loss of patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may become involved in lawsuits or other proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. The validity of our current or future patents or patent applications or those of our licensors may also be challenged in interference or derivation proceedings, opposition, post grant review, inter partes review, or other similar enforcement and revocation proceedings, provoked by third parties or brought by us. Our patents could be found invalid, unenforceable, or their scope significantly reduced.

Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or other proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Patent litigation is costly and time consuming and may subject us to liabilities.

Our involvement in any patent litigation, interference, post-grant proceedings such as inter partes review or opposition, or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of technical and management personnel will be significantly diverted. In addition, an adverse determination in litigation could subject us to significant liabilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares. We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor.

For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

The market price of our common shares experiences a high level of volatility due to factors such as the volatility in the market for biotechnology stocks generally and the short-term effect of a number of possible events.

We are a public growth company in the biotechnology sector. As frequently occurs among these companies, the market price for our common shares may experience a high level of volatility. During the 12-month period ended on the date of this MD&A, our common shares traded between CAD$2.70 and CAD$16.68 per share on the TSX and between US$2.01 and US$12.03 per share on Nasdaq.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things, the following: (1) clinical and regulatory developments regarding our product candidate and those of our competitors; (2) arrangements or strategic partnerships by our competitors; (3) other announcements by us or our competitors regarding technological, drug development, sales, or other matters; (4) patent or other intellectual property achievements or adverse developments; (5) arrivals or departures of key personnel; (6) changes in financial estimates and recommendations by securities analysts; (7) government regulatory action affecting our product candidate and our competitors’ products in the United States, Canada, and foreign countries; (8) actual or anticipated fluctuations in revenues or expenses; (9) general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; (10) failure to enter into favorable third-party manufacturing agreements; (11) events related to threatened, new, or existing litigation; (12) economic conditions in the United States, Canada, or abroad; (13) purchases or sales of blocks of our securities; (14) difficulties in our ability to obtain additional financing; and (15) the spread of infectious disease, including the ongoing COVID-19 pandemic.

The listing of our common shares on Nasdaq may increase share price volatility due to various factors, including that the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after any offering, or the perception that those sales may occur, could cause the market price of our common shares to be adversely affected.

As at the date hereof, our Major Shareholders (as defined below) together own, directly or indirectly, an aggregate of approximately 12.1% of our outstanding common shares. A decision by one or more of our Major Shareholders or any other significant shareholder to sell a substantial amount of our common shares could cause the trading price of our common shares to be adversely affected. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could depress the trading price of our securities. Because we may experience high volatility in our common shares, individuals or entities should not invest in our common shares unless prepared to absorb a significant loss of capital. At any given time, investors may not be able to sell their shares at a price that is acceptable or at all. The market liquidity for our stock is low. While a more active trading market may develop in the future, the limited market liquidity for our common shares may affect an investor’s ability to sell at a price that is satisfactory to them or at all.

We do not expect to pay any cash dividends for the foreseeable future.

Investors should not rely on an investment in our common shares to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover our company downgrade our common shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our share price and trading volume to decline.

We would not be able to successfully commercialize product candidates if we are unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes.

In order to commercialize our product candidates successfully, we could, on a product-by-product basis, either develop internal sales, marketing, and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. We currently have no marketing capabilities and sales force. To the extent that we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed our cost effectiveness. In addition, in marketing our drugs, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, we may be unable to compete successfully against these companies. We may not be able to do so on favorable terms. We could rely on third parties to market and sell our products in certain territories, rather than establishing an internal sales force. When we contract with third parties, including entering into collaborations with partners, for the sale and marketing of our products, revenues depend upon the efforts of these third parties, which may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition, results of operations and prospects will be materially adversely affected. To date, we have never marketed or sold pharmaceutical products.

We are subject to intense competition for skilled personnel. The loss of key personnel or the inability to attract additional personnel could impair our ability to conduct operations.

We are highly dependent on our management and staff; the loss of whose services might adversely impact our ability to achieve our objectives. Recruiting and retaining qualified management and other personnel is critical to our success. Competition for skilled personnel is intense, and the ability to attract and retain qualified personnel may be affected by such competition. We do not maintain “key person” insurance for any of our key personnel.

We are subject to the risk of product liability claims, for which we may not have, or may not be able to obtain, adequate insurance coverage. We may also be subject to legal and administrative proceedings and litigations other than product liability lawsuits which could materially harm our business and ability to conduct our clinical trials and fund our operations.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in the clinical trials who may suffer unintended consequences. Claims might be made directly by consumers, patients, healthcare providers, or pharmaceutical companies or others selling or consuming any of our products, if approved. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, including coverage for potentially very significant legal expenses. Without sufficient coverage, any claim brought against us could have a materially adverse effect on our business, financial condition, results of operations or prospects. We may also be subject to legal and administrative proceedings and litigations other than product liability lawsuits which could materially harm our business and ability to conduct our clinical trials and fund our operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue or expense fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make, or may be required to make, changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies like us, and insurance costs are increasing as a result of this uncertainty.

We may incur losses associated with foreign currency fluctuations.

Effective January 1, 2020, we adopted the United States dollar as our functional and reporting currency. Prior to that date, our functional and reporting currency was the Canadian dollar. Our operations are, in some instances, conducted in currencies other than the U.S. dollar (principally in Canadian dollars) and a portion of our net monetary assets is denominated in other currencies (principally in Canadian dollars). Fluctuations in the value of foreign currencies relative to the U.S. dollar could cause us to incur currency exchange losses.

We may incur losses due to adverse decisions by tax authorities.

Our income tax reporting is subject to audit by tax authorities. The effective tax rate may change from year to year based on the mix of income; non-deductible expenses; changes in tax law; and changes in the estimated values of future income tax assets and liabilities. We may enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments in determining our consolidated tax provision. In addition, we apply for numerous tax credits that play an important role in our financial planning and we are not certain that the tax authorities will grant them. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on our consolidated research tax credits, income tax provision, financial position and the net income/loss for the period in which such determinations are made.

We are subject to taxation in Canada and were subject to taxation in certain foreign jurisdictions prior to the corporate reorganization. Our effective tax rate and tax liability are determined by a number of factors, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds to and repatriate funds from our subsidiaries and future changes in laws. An adverse interpretation or ruling by one of the taxing authorities in a jurisdiction in which we operate or a change in law could increase our tax liability or result in the imposition of penalty payments, which could adversely impact our operating results.

Our Major Shareholders have influence over our business and corporate matters, including those requiring shareholder approval. This could delay or prevent a change in control. Sales of common shares by our largest shareholders could have an impact on the market price of our common shares.

Power Sustainable Capital Investments Inc. (“PSCI”), a subsidiary of Power Corporation of Canada, and Rocabe Investments Inc., a company in which Mr. Roberto Bellini has a 50% equity interest (“Rocabe” and, together with PSCI, the “Major Shareholders”), together own, directly or indirectly, an aggregate of approximately 12.1% of our outstanding common shares as at the date hereof.

Pursuant to board representation agreements dated April 16, 2009, between us and each of PSCI and a predecessor to Rocabe (the “2009 Board Representation Agreements”), each of PSCI and Rocabe is entitled to cause two nominees to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following that date. Despite their rights, each of PSCI and Rocabe has only nominated one candidate. PSCI’s and Rocabe’s right to two nominees each shall terminate on the date each of PSCI, on the one hand, and Rocabe, the FMRC Family Trust (“FMRC”) and 1324286 Alberta Limited, a wholly-owned subsidiary of FMRC, collectively, on the other hand, ceases to beneficially hold at least 7.5% of our issued and outstanding common shares. Therefore, PSCI, FMRC, Rocabe and certain persons related to such entities have the ability to exercise a significant degree of influence over our business and the outcome of various corporate matters, including those requiring shareholder approval. In particular, this concentration of ownership may have the effect of delaying or deferring a change in control of BELLUS Health and may adversely affect the price of our common shares.

If we are a passive foreign investment company, (“PFIC”), for U.S. federal income tax purposes, the consequences to U.S. holders of our common shares may be adverse.

Under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), we will be classified as a PFIC in respect of any taxable year in which either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, if we directly or indirectly own at least 25% by value of the shares of another corporation, we will be treated as if we held our proportionate share of the assets and received directly our proportionate share of the income of such other corporation. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of our income, the relative value of our active and passive assets, and our market capitalization. For this purpose, our PFIC status depends in part on the application of complex rules, which may be subject to differing interpretations, relating to the classification of our income and assets. Based on our interpretation of the law, our recent financial statements, and taking into account expectations about our income, assets and activities, we believe that we were a PFIC for the taxable year ended December 31, 2020 and expect that we will be a PFIC for the current taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the common shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our common shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. In certain circumstances, a U.S. holder may alleviate some of the adverse tax consequences attributable to PFIC status by making either a “qualified electing fund” (“QEF”) election (subject to the provision of certain information necessary for U.S. holders to make a QEF Election) or a mark- to-market election (if our common shares constitute “marketable” securities under the Code).

If a United States person is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our common shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Our group currently includes one U.S. subsidiary and, therefore, under current law our current non-U.S. subsidiary and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our common shares.

We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our common shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2024 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”)); (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).

We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. For example, our auditors have not been engaged to attest on our internal controls over financial reporting. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

The COVID-19 pandemic could adversely impact our business and operations, including clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

The Phase 2 RELIEF clinical trial of BLU-5937 for the treatment of refractory chronic cough was prematurely completed due to the disruptions caused by COVID-19 and particularly the impact of COVID-19 on conducting clinical trial activities and performing site visits. As a result, 13 participants discontinued the trial due to COVID-19 with 52 participants having completed dosing out of 68 randomized participants. Three participants discontinued the trial due to reasons that are not related to COVID-19 nor BLU-5937.

Furthermore, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, we have developed and implemented additional clinical study policies and procedures designed to help protect study participants from the COVID-19 virus while maintaining study integrity and execution such as following public health recommendations at all study sites, remote monitoring of participants and clinical sites, and measures to ensure that data from clinical studies that may be disrupted as a result of the pandemic are collected pursuant to the study protocol and consistent with good clinical practices. Missed scheduled site visits, interruption in study drug supply, or other factors that may result in incomplete data being generated during a study as a result of the pandemic will be adequately documented and justified.

Since we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the geographic spread and duration of the outbreak, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19 nor the impact of the vaccines that are now accessible or will be made accessible in Canada, the United States and in other countries, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 outbreak continues or increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties enrolling and retaining patients in clinical trials, which may be exacerbated by the fact that coughing, a hallmark of refractory chronic cough, and taste disturbances, a potential side effect of P2X3 antagonists, are both common COVID-19 symptoms;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff and clinical site investigators;

•	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures; which may impact the integrity of our clinical data, interim analysis and clinical study endpoints;

•	diversion of healthcare resources at our clinical trial sites, which may cause significant delay in completing clinical trials

•	limitations on the quality, completeness and interpretability of data that we are able to collect from clinical trial sites;

•	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

•	interruption or delays in the operations of our suppliers of components or raw materials, such as our China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

•	ability to raise additional capital to finance our business plans on attractive terms due to market conditions and volatility

•	limitations in resources, including our employees, that may be restricted due to sickness, requirements to avoid contact with large groups of people or limitations on movement or access to our facility as a result of government-imposed “shelter in place” or other reasons affecting access and ability to work;

•	changes in local regulations related to responses to the COVID-19 pandemic may require us to change the way we conduct ongoing clinical trials, which may result in additional costs or disruptions to our clinical trials; and

•	Refusal of the FDA to accept clinical trial data from clinical trials affected by COVID 19.

Depending on its duration and severity, the COVID-19 pandemic may also impact other risks described in the “Risk Factors” section of this MD&A.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of this MD&A.

Brexit may continue to create volatility in markets and uncertainty regarding future laws and regulations in the United Kingdom and the rest of Europe.

Our business is subject to risks associated with the exit of the United Kingdom from the European Union, commonly referred to as “Brexit”, following the outcome of the British referendum held on June 23, 2016. On January 31, 2020, under the terms of the agreement on the withdrawal of the United Kingdom and Northern Ireland from the European Union and the European Atomic Energy Community, the United Kingdom withdrew from the European Union, beginning a transition period which ended on December 31, 2020. On December 24, 2020, the United Kingdom from the European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues. We are currently in the process of evaluating our own risks and uncertainty related to ascertain what financial, trade, regulatory and legal implications this new Brexit trade deal could have on our operations, if any. While we have not experienced any direct material financial impact since the 2016 referendum, we cannot predict its future implications. As such, Brexit and its related effects may have a material adverse effect on global economic conditions and or on the stability of global financial markets, and may affect our ability to carry out our plans with respect to the development of BLU-5937, which in turn could have a material adverse effect on our business and financial condition.

Our internal computer systems, or those used by our contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems, and those of our third parties on which we rely, are vulnerable to damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we have not experienced any such material system failure or security breach to our knowledge to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our future product candidates could be delayed.

The biopharmaceutical industry is subject to rapid technological change, which could affect the commercial viability of our products.

The biopharmaceutical industry is subject to rapid and significant technological change. Research, discoveries or inventions by others may result in medical insights or breakthroughs which render our products less competitive or even obsolete. Furthermore, there may be breakthroughs of new biopharmaceutical technologies which may become superior to ours that may result in the loss of our commercial advantage. Our future success will, in part, depend on our ability to, among others:

▪     develop or license new technologies that address the changing needs of the medical community; and

▪     respond to technological advances and changing industry standards and practices in a cost-effective and timely manner.

Developing technology entails significant technical and business risks and substantial costs. We cannot assure you that we will be able to utilize new technologies effectively or that we will be able to adapt our existing technologies to changing industry standards in a timely or cost-effective manner, or at all. If we are unable to keep up with advancements in technology, our business, financial conditions and results of operations could be materially adversely affected.

We incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.

As a public company listed on the NASDAQ, we incur significant legal, accounting and other expenses. The potential future loss of our “emerging growth company” status may increase these expenses. In addition, the Sarbanes-Oxley Act, SEC and NASDAQ rules impose various requirements that we must comply with in the United States.

Pursuant to Section 404, our management is required to provide a report on our internal control over financial reporting (“ICFR”), and, if we lose our “emerging growth company” status, we would be required to provide an attestation report on ICFR issued by our independent registered public accounting firm. To continue to comply with Section 404, we have documented and evaluated our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and continue to assess and document the adequacy of our compliance with the ICFR requirements. Additionally, we will continue to improve our control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither us nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to loss of confidence in the reliability of our consolidated financial statements.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities required for public company more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as regulatory and governing bodies provide new guidance. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Being a public company listed on the NASDAQ and complying with applicable rules and regulations require us to obtain director and officer liability insurance, which is expensive, can be difficult to obtain and can impact our ability to attract and retain qualified executive officers and board members.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

As a foreign private issuer under applicable U.S. federal securities laws, we are not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell securities of BELLUS Health as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to BELLUS Health.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the common shares are owned of record in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.